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                     PAUL, HASTINGS, JANOFSKY & WALKER LLP
                            555 South Flower Street
                         Los Angeles, California 90071

                           Telephone (213) 683-6000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Elisa Metzger

     Re:  Nicholas-Applegate Series Trust
          Rule 477 Filing
          File Nos. 33-94896, 811-9074
          CIK No. 0000948525

Ladies and Gentlemen:

    Pursuant to our recent conversation with Elisa Metzger of the Commission staff, this letter constitutes a request on behalf of our client
Nicholas-Applegate Series Trust (the "Trust"), pursuant to Rule 477 under the Securities Act of 1933, for withdrawal of the Trust's pending registration statement. The Trust has not commenced business or offered or sold any securities, and does not intend to do so in the foreseeable future.

    Please do not hesitate to contact me if you have any questions regarding this request. Thank you for your assistance regarding this matter.

                        Very truly yours,


                         Michael Glazer
            for PAUL, HASTINGS, JANOFSKY & WALKER LLP